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SECUR 14045178 SION

SEC Mail Processing Section FEB 27 2014 Washington DC 404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53617

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weston Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1120 Avenue of the Americas, Suite 4070
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James McCann (914) 588-8965
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gary T. Amato, CPA, P.C
(Name – *if individual, state last, first, middle name*)

150 Vanderbilt Motor Parkway, Suite 401	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ZA 3/20/14

OATH OR AFFIRMATION

I, James McCann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weston Financial Services, LLC, as of February 19, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

JOY VERDE
Notary Public - State of New York
NO. 01VE6265651
Qualified in Westchester County
My Commission Expires 7/16/16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

2B

GARY T. AMATO, CPA, P.C.
150 Vanderbilt Motor Parkway, Suite 401 Hauppauge, NY 11788

MEMBER: New York State Society of CPA's
Florida State Society of CPA's
American Institute of CPA's
CPA Connect Network
Licensed in New York and Florida

FAX: 631-486-4756

E-MAIL: gamatocpa@msn.com

Independent Auditors' Report

To the Members of
Weston Financial Services LLC
New York, New York

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Weston Financial Services LLC (the "Company") as of December 31, 2013 and the related notes to the financial statement that is being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a

basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Weston Financial Services LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Gary T. Amato, CPA, PC

February 25, 2014

Weston Financial Services LLC

Statement of Financial Condition

December 31, 2013

ASSETS:	
Cash	$ 302,288
Fees receivable	212,500
Prepaid expenses	4,723
Total Assets	$ 519,511
LIABILITIES AND MEMBERS' EQUITY:	
LIABILITIES:	
Accrued expenses	$ 252,114
MEMBERS' EQUITY	267,397
Total Liabilities and Members' Equity	$ 519,511

See accompanying notes to financial statements.

1. Business

Weston Financial Services LLC ("Company"), a Delaware limited liability company, is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged primarily in selling limited partnerships in primary distributions, private placement of securities and financial advisory services. The Company is owned 100% by individuals.

The majority owner has represented it will make capital contributions to the Company, as necessary, to ensure the continued operations of the Company through December 31, 2014.

The Company does not hold funds or securities for customers and does not carry accounts of customers. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(i).

2. Significant Accounting Policies

Basis of Presentation
The statement of financial condition has been prepared in United States (U.S.) dollars in accordance with accounting principles generally accepted in the United States of America.

Cash
The Company maintains its cash balances at one financial institution. At times, the amount on deposit at this institution may exceed the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC").

Fee Income and Revenue Recognition
The Company provides referral services to Weston Capital Management LLC ("WCM") and Weston Capital Asset Management LLC ("WCAM") (collectively the "Affiliates") which entitles the Company to receive a marketing fee which is a percentage of the management and incentive fees received by the Affiliates from the investment funds referred. The Company recognizes fee income when it is earned, unless there is substantial doubt about the Company's ability to collect those fees. Where there is substantial doubt about the Company's ability to collect fee income, the Company recognizes the fee income when received. For the year ended December 31, 2013, the fee income earned by the Company amounted to $1,984,172.

The Company also markets nonaffiliated funds. For the year ended December 31, 2013, marketing fees earned by the Company from nonaffiliated funds, which has been included in fee income amounted to $13,380.

The Company will only recognize potential fees earned on incentive fees when received due to the fact that they cannot reasonably estimate these fees. Historic receipts from the underlying managers have always been subject to large audit adjustments due to the liquidity concerns and valuations of the underlying managers. Some of the underlying managers have a fiscal year end of June 30. Hence, final determination of any fees earned by the Company will not occur until after June 30, in 2014.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Income Taxes
No income tax provision has been made in the accompanying financial statements since the members are required to report their respective share of the Company's income in their individual income tax returns.

The Company applies the provisions of ASC 740, "Income Taxes", which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations. Each of the Company's Federal tax returns filed in the 3-year period ended December 31, 2013 remains subject to examination by the Internal Revenue Service. As of December 31, 2013, there was no impact to the financial statements relating to accounting for uncertainty in income taxes.

3. Related Party Transactions

The Company maintains an Expense Agreement ("Agreement") with WCM. WCM provides the Company with certain administrative services for which the Company is allocated a proportional cost. For the year ended December 31, 2013, the Company was allocated the following expenses from WCM:

Compensation and related expenses	$208,777
Occupancy and equipment	2,800
Insurance	4,375
Professional fees	40,000
TOTAL	$255,952

4. Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital, both as defined, which shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis. As of December 31, 2013, the Company had allowable regulatory net capital and a minimum regulatory net capital requirement of $16,816 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was 5.02 to 1 at December 31, 2013.

5. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through February 25, 2014, the date the financial statements were available to be issued. There were no material events that required disclosure.

GARY T. AMATO, CPA, P.C.

150 Vanderbilt Motor Parkway, Suite 401 Hauppauge, NY 11788

MEMBER: New York State Society of CPA's
Florida State Society of CPA's
American Institute of CPA's
CPA Connect Network
Licensed in New York and Florida

FAX: 631-486-4756

E-MAIL: gamatocpa@msn.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members of
Weston Financial Services LLC

In planning and performing our audit of the financial statements of Weston Financial Services LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("Internal Control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's Internal Control. Accordingly, we do not express an opinion on the effectiveness of the Company's Internal Control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining Internal Control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of Internal Control

and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in Internal Control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in Internal Control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness ("Material Weakness") is a deficiency, or combination of deficiencies, in Internal Control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of Internal Control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in Internal Control that might be Material Weaknesses. We did not identify any deficiencies in Internal Control and control activities for safeguarding securities that we consider to be Material Weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation

of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gary T. Amato, CPA, P.C.

New York, New York

February 25, 2014